UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 3, 2020

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S purchases B shares worth DKK 2,913 million from Novo Holdings A/S under the 2020 share repurchase programme

Novo Nordisk A/S purchases B shares worth DKK 2,913 million from Novo Holdings A/S under the 2020 share repurchase programme

Bagsværd, Denmark, 3 November 2020 — Novo Nordisk A/S has today entered into an agreement to purchase 7,012,500 B shares of DKK 0.20 to a value of DKK 2,913 million from Novo Holdings A/S. This transaction is part of Novo Nordisk A/S’ 2020 share repurchase programme of up to a total of DKK 17 billion to be executed during a 12-month period beginning 5 February 2020. The transaction price is DKK 415.35 per share and has been calculated as the three-day volume weighted average market price from 30 October 2020 to 3 November 2020 in the open window following the announcement of Novo Nordisk A/S’ quarterly financial results.

Prior to the sale of B shares, Novo Holdings A/S’ ownership of Novo Nordisk A/S was 28.3% of the share capital and 76.6% of the votes. Following the transaction, Novo Holdings A/S owns 537,436,000 A shares of DKK 0.20 and 121,739,000 B shares of DKK 0.20, corresponding to 28.1% of the capital and 76.5% of the votes in Novo Nordisk A/S.

The transaction is in line with the announcement on 30 October 2020 that Novo Holdings A/S intends to maintain its ownership of Novo Nordisk A/S’ share capital around 28%.

In addition, transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 37,377 B shares in the period from 30 October 2020 to 3 November 2020.

With the transactions stated above, Novo Nordisk A/S owns a total of 33,536,869 B shares of DKK 0.20, corresponding to 1.4% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,350,000,000 of DKK 0.20 including treasury shares.

About Novo Holdings A/S
Novo Holdings A/S is a private limited liability company wholly owned by the Novo Nordisk Foundation. It is the holding company of the Novo Group, comprising Novo Nordisk A/S and Novozymes A/S, and is responsible for managing the Novo Nordisk Foundation’s assets. Novo Holdings is recognized as a leading international life science investor, with a focus on creating long-term value. As a life science investor, Novo Holdings provides seed and venture capital to development-stage companies and takes significant ownership positions in growth and well-established companies. Novo Holdings also manages a broad portfolio of diversified financial assets. Further information: www.novoholdings.dk.

About Novo Nordisk A/S
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 44,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Mette Kruse Danielsen	+45 4442 3883	mkd@novonordisk.com
Ken Inchausti (US)	+1 609 240 9429	kiau@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
Mark Joseph Root	+45 3079 4211	mjhr@novonordisk.com
Kristoffer Due Berg US)	+1 609 235 2989	krdb@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 64 / 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 3, 2020	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer